                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 6)(1)

                             The Topps Company, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    890786106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------------------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 2 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO PARTNERS II L.P., SERIES Y
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,547,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,547,700
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,547,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 3 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO INVESTMENTS II, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,547,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,547,700
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,547,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 4 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO ADVISORS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              100
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 5 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ERIC ROSENFELD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,547,900
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,547,900
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,547,900
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 6 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARNAUD AJDLER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,301
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,301
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 7 of 12 Pages
----------------------                                    ----------------------

            The following constitutes Amendment No. 6 ("Amendment No. 6") to the
Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule
13D as specifically set forth.

      Item 4 is hereby amended to add the following:

            On  April  19,  2007,  Arnaud  Ajdler,  a  director  of the  Issuer, delivered a letter to the other  members of the  Issuer's  Board.  A copy of the letter is attached hereto as Exhibit 5 and is incorporated  herein by reference.
In the letter, Mr. Ajdler criticizes the Board for not soliciting  comments from any of the three  dissenting  directors  with regard to the  preliminary  merger proxy  statement (the "Merger  Proxy") prior to its filing with the SEC on April
17, 2007,  and also for not making  drafts of the Merger Proxy  available to the dissenting  directors.  Also in the letter,  Mr. Ajdler criticizes the Board for not providing all of the relevant  facts in the Merger Proxy  regarding  certain events and circumstances  surrounding the Proposed  Transaction,  and Mr. Ajdler provides a few examples of what he believes to be "half-truths" presented by the
Board in the Merger Proxy.

      Item 7 is hereby amended to add the following exhibits:

            5. Letter  from  Arnaud  Ajdler  to  the  Members  of the  Board  of
               Directors of the Issuer, dated April 19, 2007.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 8 of 12 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2007              CRESCENDO PARTNERS II, L.P., SERIES Y

                                   By: Crescendo Investments II, LLC
                                       General Partner

                                   By: /s/ Eric Rosenfeld
                                       -----------------------------------------
                                       Name: Eric Rosenfeld
                                       Title: Managing Member

                                   CRESCENDO INVESTMENTS II, LLC

                                   By: /s/ Eric Rosenfeld
                                       -----------------------------------------
                                       Name: Eric Rosenfeld
                                       Title: Managing Member

                                   CRESCENDO ADVISORS LLC

                                   By: /s/ Eric Rosenfeld
                                       -----------------------------------------
                                       Name: Eric Rosenfeld
                                       Title: Managing Member

                                   /s/ Eric Rosenfeld
                                   ---------------------------------------------
                                   ERIC ROSENFELD

                                   /s/ Arnaud Ajdler
                                   ---------------------------------------------
                                   ARNAUD AJDLER

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 9 of 12 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                             Page
      -------                                                             ----

1.    Letter  from  Arnaud  Ajdler to the Members of the Board of         10-12
      Directors of the Issuer, dated April 19, 2007.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 10 of 12 Pages
----------------------                                    ----------------------

April 19, 2007

BY EMAIL AND FACSIMILE

Board of Directors of The Topps Company, Inc.
c/o Mr. Steven Gartner
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

Dear Fellow Members of the Board:

      I have reviewed the preliminary proxy statement (the "Merger Proxy") filed by The Topps  Company,  Inc.  ("Topps" or the  "Company") on April 17, 2007. The
fact that the Topps Board did not solicit comments from Timothy Brog, John Jones or me (the  "Objecting  Directors")  or even make  available to us drafts of the
Merger  Proxy  before  filing it with the SEC is  unjustifiable  and is  another example of the Topps Board's disregard for its stockholders' representatives and basic corporate governance.

      As a fiduciary,  it is therefore my duty to set forth for the stockholders the omitted part of the story,  which  certain  other members of the Topps Board apparently do not want the Company's stockholders to know.

      Set  forth  below are just a few of the many  "half-truths"  that you have presented in the Merger Proxy:

o  THE  HALF-TRUTH  REGARDING  BIDDER C: You do not make clear that at the April
   16, 2007 Board  meeting,  I was the  director who voted in favor of declaring
   Bidder C an "excluded party," a determination required by the Board under the
   Merger  Agreement  in  order  for the  Board  to  continue  negotiations  and discussions with a bidder following the end of the "go-shop" period. You also fail to mention in the Merger Proxy that I favored a declaration  of Bidder C as an "excluded party" for the following  reasons:  (1) the proposed purchase price  was $1  more  per  share,  (2) the  proposal  was  not  contingent  on financing,  (3) the  amount of  liquidity  in the  financial  system is at an unprecedented  level and it would be highly  unlikely that Bidder C would not get financing for this transaction,  (4) Bidder C made concessions  regarding the deal terms,  (5) this deal would be highly strategic for Bidder C and (6)
   there would be  potential  of creating  deal  tension  between the bidders to maximize stockholder value.

o  THE HALF-TRUTH  REGARDING THE RECOMMENDATION OF STRATEGIC  ALTERNATIVES:  You
   have made several  incomplete  statements  in the Merger Proxy  regarding the
   Objecting   Directors'  analysis  and  recommendations   regarding  strategic
   alternatives to maximize  stockholder value. First, you  mischaracterized the
   Objecting Directors'  recommendation of a special dividend over a large share buyback at a meeting of the Topps  Board.  You state in the Merger Proxy that

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 11 of 12 Pages
----------------------                                    ----------------------

   the Objecting  Directors  "unanimously  recommended  the payment of a special dividend because, among other things, in the second committee's view, `Topps'
   stock price is not materially  undervalued to its intrinsic  value,' and `the stock is not  particularly  cheap.'" What you  conveniently  fail to mention, however,  is  that  the  Objecting  Directors  expressly  stated  that  their valuation  considerations assumed the continued employment of certain members of senior  management.  If you had provided the complete story,  the quote of the Objecting  Directors in the Merger Proxy would have read something  like:
   "With  existing  senior  management in place,  the stock is not  particularly cheap and we therefore recommend the payment of a special dividend;  however, were certain members of senior management to be replaced,  the stock would be significantly  undervalued  and we would advocate a large share buyback." You fail to mention that on several occasions I recommended a large share buyback instead of a special  dividend were the Company to replace certain members of senior management.

   You also  conveniently fail to disclose that the most recent stock repurchase program  that was  approved by the Board - prior to the election of Mr. Brog,
   Mr. Jones and me - had a top price of $10.62 per share.  I do not  understand how  management  and the  Topps  Board on the one hand can  recommend  buying shares up to $10.62 per share,  but on the other hand approve the sale of the
   Company  at $9.75 per share as the  alternative  that  maximizes  stockholder value,  particularly  given  the  improvements  in  the  Company's  financial performance in the first three quarters of fiscal year 2007.

o  THE  HALF-TRUTH  REGARDING  MANAGEMENT'S  "ADJUSTED  CASE"  PROJECTIONS:  You
   conveniently  fail to mention in the Merger  Proxy that the  "adjusted  case"
   projections  prepared  by  management  and  used by  Lehman  Brothers  in its fairness analysis appeared for the first time only on January 25, 2007, after the $9.75 price had been  determined.  Before that time,  the Topps Board had seen and worked only with the "management" projections. Without the "adjusted case" projections which  significantly  reduced the "management"  projections previously provided to the Topps Board, the Proposed Merger would clearly not be within the range of fairness of the discounted cash flow analysis.

   If the Proposed  Merger is  consummated,  Madison  Dearborn and Tornante will stand to reap the  benefits of the  Company's  initial  strategic  turnaround results,  as opposed to the long-term  stockholders who have waited patiently through  years of poor  operating  and stock  performance  under the  current management team for the underlying value of their shares to be unlocked.

o  THE HALF-TRUTH  REGARDING THE COMPANY'S  SALE PROCESS:  In the days following the announcement of the Proposed Merger, a Company  spokeswoman made comments to the press  suggesting  that the Company had been actively  soliciting bids for the sale of the Company for the past two years.  The Company  spokeswoman was quoted in a news article as stating the following:

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 12 of 12 Pages
----------------------                                    ----------------------

      "Over the past two years,  with the assistance of Lehman Brothers Inc., we have examined all  opportunities  to deliver value to Topps  stockholders, and no other superior proposals have emerged in this time frame."

   I reiterate my belief  expressed in my March 14 letter to the Board that this statement is incomplete because it gives the incorrect  impression that Topps was shopped or that alternative proposals were solicited before entering into a merger agreement at $9.75. The Merger Proxy indicates that the Company only talked to 3  financial  buyers  (Bidder  A,  Bidder B, and  Tornante)  before entering into a deal with Tornante. The Merger Proxy also makes it clear that
   Topps never  approached  Bidder C, its main competitor for its  entertainment division,  to see if it had an  interest  in buying the  Company.  The Merger
   Proxy also does not mention that Bidder C had expressed  interest in pursuing a transaction  with Topps even before the  announcement of a transaction with
   Madison Dearborn and Tornante.

o  THE HALF-TRUTH  REGARDING MY OPPOSITION TO THE PROPOSED MERGER:  You continue to  mischaracterize  my opposition to the Proposed  Merger.  The Merger Proxy states that "Messrs. Brog and Ajdler indicated, among other things, that they opposed the transaction  because there was not, in their view, a full auction of the Company." You  conveniently  omit that my opposition to the deal first and foremost stems from the fact that the price is  inadequate.  At a mere 3%
   premium based on the average  closing prices of the 20 trading days preceding the signing of the Merger Agreement,  this buyout is not in the best interest of the Company's stockholders and it does not maximize stockholder value.

I reiterate  my position  that the existing  Proposed  Merger is not in the best
interest  of  the   Company's   stockholders   because  the  per  share   merger
consideration  is wholly  inadequate and does not provide full and fair value to the Company's stockholders.

                                          Regards,

                                          /s/ Arnaud Ajdler
                                          --------------------------------------
                                          Arnaud Ajdler